SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

STAPLES, INC.

(Name of Subject Company (Issuer) and Filing Person (offeror))

Options to Purchase Common Stock, $ 0.0006 Par Value Per Share
(Title of Class of Securities)

855030102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

John J. Mahoney
Vice Chairman and
Chief Financial Officer
Staples, Inc.
500 Staples Drive
Framingham, Massachusetts 01702
508-253-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copy to:

Mark G. Borden, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street

Boston, MA 02109

617-526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee **
$51,017,148	$1,567

*                    The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 3,914,266 shares of common stock of Staples, Inc. will be amended pursuant to this offer, which may not occur.

**             The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEM 1.                    SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Amend, dated May 10, 2007 (the “Offer to Amend”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.                    SUBJECT COMPANY INFORMATION.

(a)                                  The name of the issuer is Staples, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 500 Staples Drive, Framingham, MA 01702. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Staples”) is incorporated herein by reference.

(b)                                 This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “eligible options” (as defined in the Offer to Amend attached hereto as Exhibit (a)(1)(A)) held by eligible individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to (i) amend his or her eligible options to increase the exercise price per share of the Company’s common stock, $0.0006 par value per share, purchasable thereunder and (ii) receive from the Company a special cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each unexercised option, less applicable tax withholding, all upon the terms and subject to the conditions set forth in the Offer to Amend (as it may be amended or supplemented from time to time, the “offer”). The offer is currently set to expire at 5:00 p.m., Eastern Time, on June 11, 2007 but may be extended (the “Expiration Date”). As of April 26, 2007, eligible options to purchase 3,914,266 shares of the Company’s common stock were outstanding.  The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Option Holders; Eligible Options”), Section 2 (“Amendment and Cash Payment”), Section 4 (“Status of Eligible Options Not Amended”), Section 7 (“Acceptance of Eligible Options for Amendment and Promise to Make Cash Payment”) and Section 10 (“Source and Amount of Consideration; Terms of Amended Eligible Options”) is incorporated herein by reference.

(c)                                  The information set forth in the Offer to Amend under Section 9 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.                    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)                                  The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Amend (“Information Concerning the Directors and Executive Officers of Staples, Inc.”) is incorporated herein by reference.

ITEM 4.                    TERMS OF THE TRANSACTION.

(a)                                  The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Option Holders; Eligible Options”), Section 2

(“Amendment and Cash Payment”), Section 4 (“Status of Eligible Options Not Amended”), Section 5 (“Procedures for Accepting the Offer to Amend Eligible Options”), Section 6 (“Withdrawal Rights”), Section 7 (“Acceptance of Eligible Options for Amendment and Promise to Make Cash Payment”), Section 8 (“Conditions of the Offer”), Section 10 (“Source and Amount of Consideration; Terms of Amended Eligible Options”), Section 13 (“Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material United States Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.                    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(e)                                  The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.                    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)                                  The information set forth in the Offer to Amend under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Amend under Section 7 (“Acceptance of Eligible Options for Amendment and Promise to Make Cash Payment”) and Section 13 (“Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)                                  The information set forth in the Offer to Amend under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

ITEM 7.                    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                                  The information set forth in the Offer to Amend under Section 10 (“Source and Amount of Consideration; Terms of Amended Eligible Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Amend under Section 8 (“Conditions of the Offer”) is incorporated herein by reference.

(d)                                 Not applicable.

ITEM 8.                    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)                                  The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.                    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)                                  Not applicable.

ITEM 10.             FINANCIAL STATEMENTS.

(a)                                  The information set forth in the Offer to Amend under Section 11 (“Information Concerning Staples”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended February 3, 2007 is incorporated herein by reference.

(b)                                 Not applicable.

(c)                                  The information set forth in the Offer to Amend under Section 11 (“Information Concerning Staples”) is incorporated herein by reference.

ITEM 11.             ADDITIONAL INFORMATION.

(a)                                  The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)                                 Not applicable.

ITEM 12.             EXHIBITS.

(a)                                  (1)(A)     Offer to Amend, dated May 10, 2007.

(1)(B)                  Form of Announcement of Offer to Amend and Election Form, dated May 10, 2007.

(1)(C)                  Form of Withdrawal Form.

(1)(D)                 Forms of Confirmation Communications.

(1)(E)                   Form of Reminder of Expiration Date.

(1)(F)                   Form of Promise to Make Cash Payment.

(1)(G)                  Form of Amendment to Stock Option Award Agreement.

(1)(H)                    Staples, Inc. Annual Report on Form 10-K for the year ended February 3, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2007, is incorporated herein by reference.

(b)                                 Not applicable.

(d)                                 (1)  Staples, Inc. Amended and Restated 1992 Equity Incentive Plan is incorporated herein by reference from the Company’s Schedule 14A filed on April 6, 2001.

(2) Form of Non-Qualified Stock Option Agreement under Staples, Inc. Amended and Restated 1992 Equity Incentive Plan.

(g)                                 Not applicable.

(h)                                 Not applicable.

ITEM 13.             INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)                                  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Staples, Inc.

By:	/s/ Jack A. VanWoerkom
Jack A. VanWoerkom
Executive Vice President and General Counsel

Date: May 10, 2007

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend, dated May 10, 2007.
(a)(1)(B)	Form of Announcement of Offer to Amend and Election Form, dated May 10, 2007.
(a)(1)(C)	Form of Withdrawal Form.
(a)(1)(D)	Forms of Confirmation Communications.
(a)(1)(E)	Form of Reminder of Expiration Date.
(a)(1)(F)	Form of Promise to Make Cash Payment.
(a)(1)(G)	Form of Amendment to Stock Option Award Agreement.
(a)(1)(H)	Staples, Inc. Annual Report on Form 10-K for the year ended February 3, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2007, is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Staples, Inc. Amended and Restated 1992 Equity Incentive Plan is incorporated herein by reference from the Company’s Schedule 14A filed on April 6, 2001.
(d)(2)	Form of Non-Qualified Stock Option Agreement under Staples, Inc. Amended and Restated 1992 Equity Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.